Exhibit 99.1

Corporate Communications

CNH Industrial announces the closing of its offering of Euro 1 billion, guaranteed 2.75% notes due March 2019

Today CNH Industrial closed its offering of Euro 1 billion in principal amount of 2.75% notes due March 2019, which was priced on March 13, 2014.

The notes have been issued by CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., under the Global Medium Term Note Programme guaranteed by CNH Industrial N.V.

An application has been made to list the notes on the Irish Stock Exchange.

Basildon, March 18, 2014

The notes are only being offered and sold outside the United States to institutional investors that are non “U.S. persons” (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) and have not been and will not be registered under the Securities Act or any other securities laws. The notes will not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or an offer of financial products, nor shall there be any sale of these notes in any state or jurisdiction in which such an offer or sale would be unlawful. No action has been or will be taken to permit a public offering of the notes in any jurisdiction.

This press release is not an offer of securities for sale or an offer of financial products in the United States or any other jurisdiction. The securities of CNH Industrial Finance Europe S.A., which are guaranteed by CNH Industrial N.V., may not be offered or sold in the United States or to or for the account or benefit of “U.S. persons” (as such term is defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. Such securities have not been, nor will be, registered under the Securities Act. Any public offer of securities in the United States will be made by means of a prospectus that will contain detailed information about CNH Industrial Finance Europe S.A. and its management, as well as financial statements. Neither CNH Industrial Finance Europe S.A. nor CNH Industrial N.V. has any intention of making such a public offering of the notes in the United States or elsewhere.

The offering of the notes has not been cleared by the Commissione Nazionale per le Societá e la Borsa (CONSOB), pursuant to Italian securities legislation. Accordingly, the Notes have not been and will not be offered, sold or delivered in Italy in a solicitation to the public (sollecitazione all’investimento), and the notes may only be offered, sold or delivered in Italy in compliance with applicable laws and regulations.

This press release is directed only (i) to persons who are outside the United Kingdom, (ii) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial

CNH Industrial N.V.

Corporate Office:

Cranes Farm Road

Basildon, Essex, SS14 3AD

United Kingdom

Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (iii) to high net worth entities falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”). This press release must not be acted on or relied on by persons who are not Relevant Persons. Any investment activity to which this press release relates is reserved for Relevant Persons only and may only be engaged in by Relevant Persons.

In the Netherlands, this press release is directed only to qualified investors within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

This press release contains forward-looking statements. These statements reflect current beliefs, as well as assumptions made by, and information available to, the entities referred to in this press release. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include, among others, changes in the general economic and competitive situation, particularly in the CNH Industrial Group’s businesses and markets. In addition, future results and developments could be affected by the performance of financial markets, fluctuations in exchange rates and changes in national and supranational law. None of the companies referenced in this press release undertake any obligation to update forward-looking statements.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Group is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

For more information contact:

Corporate Communications

Email: mediarelations@cnhind.com